Annual Report

Cover Page

Name of issuer:

WinSanTor, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 12/28/2011

Physical address of issuer:

3830 Valley Center Dr
#705-632
San Diego CA 92130

Website of issuer:

http://www.winsantor.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$249,835.00	$183,269.00
Cash & Cash Equivalents:	$18,528.00	$49,679.00
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$6,767,767.00	$9,681,079.00
Non-Current Liabilities:	$0.00	$15,371.00
Revenues/Sales:	$0.00	$5,621,391.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($1,043,027.00)	($3,041,283.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

WinSanTor, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Stanley Kim	Executive	WinSanTor	2011

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Stanley Kim	CEO	2011
Angela Hansen	VP Regulatory	2014
Andrew Albertson	Treasurer	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Paul Fernyhough	3900000.0 Common Stock	22.9
Nigel Calcutt	3900000.0 Common Stock	22.9
Lakshmi Kotra	3900000.0 Common Stock	22.9

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Our technologies are in an early stage of development and are unproven. The effectiveness of our technologies is not well-known in, or accepted generally by, the clinical medical community. There can be no assurance that we will be able to successfully employ our technologies as therapeutic, diagnostic, or preventative solutions for any disease or condition. Our failure to establish the efficacy or safety of our technologies would have a material adverse effect on our business.

In addition, we have a limited operating history. Our operations to date have been primarily limited to organizing and staffing our Company, developing our technology, and undertaking pre-clinical studies and clinical trials of our product candidates. We have not yet obtained regulatory approvals for any of our pharmaceutical product. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

The results of pre-clinical trials and previous clinical trials for our products may not be predictive of future results, and our current and planned clinical trials may not satisfy the requirements of the FDA or other non-U.S. regulatory authorities. Positive results from pre-clinical studies and early clinical trial experience should not be relied upon as evidence that later-stage or large-scale clinical trials will succeed. Likewise, there can be no assurance that the results of studies conducted by collaborators or other third parties will be viewed favorably or are indicative of our own future study results. We may be required to demonstrate with substantial evidence through well-controlled clinical trials that our product candidates are safe and effective for use in a diverse population of their intended uses. Success in early clinical trials does not mean that future clinical trials will be successful because product

candidates in later-stage clinical trials may fail to demonstrate sufficient safety and efficacy to the satisfaction of the FDA and other non-U.S. regulatory authorities despite having prior usage or having progressed through initial clinical trials.

Further, our drug candidates may not be approved or cleared even if they achieve their primary endpoints in phase 3 clinical trials or registration trials. The FDA or other non-U.S. regulatory authorities may disagree with our trial design and our interpretation of data from pre-clinical studies and clinical trials. In addition, any of these regulatory authorities may change requirements for the approval or clearance of a product candidate even after reviewing and providing comment on a protocol for a pivotal clinical trial that has the potential to result in FDA and other non-U.S. regulatory authorities' approval. Any of these regulatory authorities may also approve or clear a product candidate for fewer or more limited indications or uses than we request or may grant approval or clearance contingent on the performance of costly post-marketing clinical trials. The FDA or other non-U.S. regulatory authorities may not approve the labeling claims necessary or desirable for the successful commercialization of our product candidates.

Some of our programs are partially supported by government grants, which may be reduced, withdrawn or delayed. We have received and may continue to receive funds under research and economic development programs funded by state and federal governmental agencies. Funding by these governments may be significantly reduced or eliminated in the future for a number of reasons. For example, some programs are subject to a yearly appropriations process in Congress. In addition, we may not receive funds under existing or future grants because of budgeting constraints of the agency administering the program. A restriction on the government funding available to us would reduce the resources that we would be able to devote to existing and future research and development efforts. Such a reduction could delay the introduction of new products and hurt our competitive position.

We rely on third parties to perform many essential services, and if such third parties fail to perform as expected or to comply with legal and regulatory requirements, our efforts to commercialize any products may be significantly impacted. We rely on third-party service providers to perform a variety of functions related to the development of our products, key aspects of which are out of our direct control. If these third-party service providers fail to comply with applicable laws and regulations, fail to meet expected deadlines, or otherwise

do not carry out their contractual duties to us, our ability to deliver product to meet commercial demand would be significantly impaired. In addition, we have engaged third parties to perform various other services for us relating to adverse event reporting, safety database management, fulfillment of requests for medical information and related services. If the quality or accuracy of the data maintained or services performed by these third parties is insufficient, we could be subject to regulatory sanctions.

We are developing a novel technology that is not yet clinically validated for human therapeutic use.

The approaches we are taking to discover and develop novel therapeutics are unproven and may never lead to marketable products.

We are early in our development efforts, with a limited operating history, and have no products approved for commercial sale.

We have not generated any revenue to date, have incurred significant net losses since our inception, and expect to continue to incur significant net losses for the foreseeable future.

We will need substantial additional funding. If we are unable to raise capital when needed, we would be forced to delay, reduce, or eliminate our research and product development programs or future commercialization efforts.

Our ability to generate revenue and achieve profitability depends significantly on our ability to achieve several objectives relating to the discovery, development, and commercialization of our product candidates.

Our operations and financial results could be adversely impacted by unforeseeable and unavoidable catastrophes that interrupt the expected course of events and prevent participants from fulfilling obligations, including both natural disasters and catastrophes created by humans.

We are substantially dependent on the success of our lead product candidate, WST-057, which is currently in preparation for Phase 3 clinical trial, and in several Phase 2 clinical trials. If we are unable to complete development of, obtain approval for and commercialize WST-057 for one or more indications in a timely manner, our business will be harmed.

Clinical drug development involves a lengthy and expensive process with an uncertain outcome. The clinical trials of our product candidates may not demonstrate safety and efficacy to the satisfaction of the U.S. Food and Drug Administration (FDA), European Medicines Agency (EMA)

or other comparable foreign regulatory authorities or otherwise produce positive results and the results of preclinical studies and early clinical trials may not be predictive of future results.

We have limited resources and are currently focusing the majority of our efforts on developing WST-057 for particular indications. As a result, we may fail to capitalize on other indications or product candidates that may ultimately have proven to be more profitable.

Although there are only a limited number of companies seeking to develop the first disease modifying treatment for peripheral neuropathy, peripheral neuropathy is a significant market and likely to attract numerous competitors who may develop and market technologies or products more rapidly than we do or that are more effective, safer or less expensive than the product candidates we develop, our commercial opportunities will be negatively impacted. In addition, although our drugs do not target pain, we face competition for patients with peripheral neuropathy from companies that produce pain drugs, companies that are developing medical devices that treat peripheral neuropathy and companies that are developing supplements that claim to treat peripheral neuropathy.

We rely on third parties to conduct our pre-/non-clinical studies, clinical trials, and manufacturing, and these third parties may not perform satisfactorily.

Our success depends on our ability to protect our intellectual property as well as to operate without infringing the intellectual property rights of third parties. Presently, our patent portfolio consists of issued patents in various countries, and applications pending in prosecution.

If we are unable to obtain and maintain patent protection for any product candidates we develop and for our technology, or if the scope of the patent protection obtained is not sufficiently broad, or if we or our licensors are unable to successfully defend our or our licensors' patents against third-party challenges or enforce our or our licensors' patents against third parties our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to successfully commercialize any product candidates we may develop, and our technology may be adversely affected.

Our rights to develop and commercialize technology and product candidates are subject, in part, to the terms and conditions of licenses granted to us by others.

If we engage in future acquisitions or strategic

If we engage in future acquisitions or strategic partnerships, this may increase our capital requirements, dilute our stockholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

Our owned and in-licensed patents and other intellectual property may be subject to priority disputes or inventorship disputes or we may be subject to claims that we have infringed, misappropriated or otherwise violated the intellectual property of a third party and similar proceedings. If we or our licensors are unsuccessful in any of these proceedings, we may be required to obtain licenses from third parties, which may not be available on commercially reasonable terms or at all, or to cease the development, manufacture, and commercialization of one or more of the product candidates we may develop, which could have a material adverse impact on our business.

Implications of being an emerging growth company and smaller reporting company. We qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies, including reduced disclosure about our executive compensation arrangements, exemption from the requirements to hold non-binding advisory votes on executive compensation and golden parachute payments and exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions until the last day of the fiscal year following the fifth anniversary of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company earlier if we have more than $1.07 billion in annual revenue, we have more than $700.0 million in market value of our stock held by non-affiliates (and we have been a public company for at least 12 months and have filed one annual report on Form 10-K) or we issue more than $1.0 billion of non-convertible debt securities over a three-year period. For so long as we remain an emerging growth company, we are permitted, and intend, to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. We may choose to take advantage of some, but not all, of the available exemptions. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging

revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to "opt out" of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that we either (i) irrevocably elect to "opt out" of such extended transition period or (ii) no longer qualify as an emerging growth company. Therefore, the reported results of operations contained in our consolidated financial statements may not be directly comparable to those of other public companies.

We are also a "smaller reporting company," meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue is less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250 million or (ii) our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or

offering, nor does it pass upon the accuracy of completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Our technologies are in an early stage of development and are unproven. The effectiveness of our technologies is not well-known in, or accepted generally by, the clinical medical community.

 Further, our drug candidates may not be approved or cleared even if they achieve their primary endpoints in phase 3 clinical trials or registration trials. The FDA or other non-U.S. regulatory authorities may disagree with our trial design and our interpretation of data from pre-clinical studies and clinical trials. In addition, any of these regulatory authorities may change requirements for the approval or clearance of a product candidate even after reviewing and providing comment on a protocol for a pivotal clinical trial that has the potential to result in FDA and other non-U.S. regulatory authorities' approval. Any of these regulatory authorities may also approve or clear a product candidate for fewer or more limited indications or uses than we request or may grant approval or clearance contingent on the performance of costly post-marketing clinical trials. The FDA or other non-U.S. regulatory authorities may not approve the labeling claims necessary or desirable for the successful commercialization of our product candidates.

We rely on third parties to perform many essential services, and if such third parties fail to perform as expected or to comply with legal and regulatory requirements, our efforts to commercialize any products may be significantly impacted. We rely on third-party service providers to perform a variety of functions related to the development of our products, key aspects of which are out of our direct control. If these third-party service providers fail to comply with applicable laws and regulations, fail to meet expected deadlines, or otherwise do not carry out their contractual duties to us, our ability to deliver product to meet commercial demand would be significantly impaired. In addition, we have engaged third parties to perform various other services for us relating to adverse event reporting, safety database management, fulfillment of requests for medical information and related services. If the quality or accuracy of the data maintained or services performed by these third parties is insufficient, we could be subject to regulatory sanctions.

The Company may never receive a future equity financing

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred Stock	1,425,000	1,013,466	Yes ⌄
Common Stock	30,000,000	16,194,884	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	38,895

Options:	4,900,000

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Nikhil Iyengar
Issue date	12/28/22
Amount	$250,000.00
Outstanding principal plus interest	$265,000.00 as of 06/29/23
Interest rate	12.0% per annum
Maturity date	12/31/23
Current with payments	Yes

Loan

Lender	John Kim
Issue date	06/26/23
Amount	$200,000.00
Outstanding principal plus interest	$120,350.68 as of 12/30/24
Interest rate	12.0% per annum
Maturity date	06/26/25
Current with payments	Yes

Loan

Lender	Starview
Issue date	11/06/23
Amount	$274,300.00
Outstanding principal plus interest	$301,730.00 as of 12/30/24
Interest rate	15.0% per annum
Maturity date	07/08/25
Current with payments	Yes

Convertible Note

Issue date	08/23/18
Amount	$175,000.00
Interest rate	6.0% per annum

Interest rate	... per annum
Discount rate	20.0%
Valuation cap	$50,000,000.00
Maturity date	12/31/23

Convertible Note

Issue date	01/28/19
Amount	$50,000.00
Interest rate	7.0% per annum
Discount rate	20.0%
Valuation cap	$50,000,000.00
Maturity date	12/31/23

Convertible Note

Issue date	02/20/19
Amount	$155,000.00
Interest rate	25.0% per annum
Discount rate	6.0%
Valuation cap	$60,000,000.00
Maturity date	12/31/23

Convertible Note

Issue date	03/12/20
Amount	$920,855.00
Interest rate	6.0% per annum
Discount rate	25.0%
Valuation cap	$70,000,000.00
Maturity date	12/31/23

Convertible Note

Issue date	05/03/20
Amount	$200,000.00
Interest rate	6.0% per annum
Discount rate	50.0%
Valuation cap	$50,000,000.00
Maturity date	12/31/23

Convertible Note

Creditor	Unit Leader

Issue date	02/06/21
Amount	$500,000.00
Outstanding principal plus interest	$250,000.00 as of 07/23/23
Interest rate	11.0% per annum
Discount rate	25.0%
Valuation cap	$150,000,000.00
Maturity date	06/30/25

The loan interest is 11% + SOFR. The maturity date has been extended indefinitely.

Convertible Note

Issue date	03/28/21
Amount	$150,000.00
Interest rate	6.0% per annum
Discount rate	25.0%
Valuation cap	$95,921,621.00
Maturity date	12/31/23

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
2/2021	Regulation D, Rule 506(b)	Convertible Note	$500,000	General operations
3/2021	Section 4(a)(2)	Convertible Note	$150,000	General operations
4/2022	Regulation D, Rule 506(b)	SAFE	$570,000	General operations
9/2023	Section 4(a)(2)	SAFE	$200,000	General operations
10/2023	Regulation D, Rule 506(b)	SAFE	$520,000	General operations
4/2024	Regulation Crowdfunding	SAFE	$172,002	General operations

26. Was or is the issuer or any entities controlled by or under

common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Regan Albertson
Amount Invested	$5,000.00
Transaction type	Safe
Issue date	02/13/19
Uncapped note	Yes
Relationship	father

60M valuation CAP through Wefunder

Name	John Kim
Amount Invested	$200,000.00
Transaction type	Loan
Issue date	06/27/23
Outstanding principal plus interest	$120,350.68 as of 04/01/25
Interest rate	12.0% per annum
Maturity date	06/26/25
Outstanding	Yes
Current with payments	Yes
Relationship	Brother to CEO

Name	Regan Albertson
Amount Invested	$5,000.00
Transaction type	Safe

Transaction type	Sale
Issue date	03/01/19
Valuation cap	$70,000,000.00
Relationship	Immediate family member of CFO

Name	John Kim
Amount Invested	$200,000.00
Transaction type	Loan
Issue date	06/26/23
Outstanding principal plus interest	$120,350.68 as of 12/30/24
Interest rate	12.0% per annum
Maturity date	06/26/25
Current with payments	Yes
Relationship	Brother of CEO

In 2021, the Company had related party transactions with a company that the CEO of the Company also serves on the board of directors. In 2022 and 2021, the Company paid $21,060 and $72,000 for services related to machine learning and AI services. Additionally In 2021, the Company received $1,203 in revenue for a sublease fee from the same Company.

In 2023, The Company agreed to loan the CEO $100,000. The loan will accrue interest at 4% and has a maturity date in 2027.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where

regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Developing The First Disease Modifying Drug to Regenerate Peripheral Nerves

WinSanTor was not started as a typical company. Similar to the COVID story (infectious diseases), peripheral neuropathy was neglected by industry (and investors). The leading stakeholders gathered and funded the top researchers in DPN to find solutions. We were lucky. They just happened to discover a way to regenerate nerves, thus WST.

Milestones

WinSanTor, Inc. was incorporated in the State of Delaware in December 2011.

Since then, we have:

- Drug regenerating peripheral nerves (humans) - combating direct cause of peripheral neuropathy

- Repurposed medication w/ STRONG HISTORICAL

- Repurposed medication w/ STRONG HISTORICAL systemic safety profile

- UNMET need affecting 100s of millions, ignored/neglected by industry, e.g., few, if any, competitors

- VALIDATED science rewarded by innovation grants (>$40M) and licensing deal (>$200M + royalty)

- Strong economic MOAT (the top KOLs, patents & other intellectual property, partners and strategy)

- CEO's past companies were snatched by tech giants Qualcomm and Apple, tech now standards in industry

- Industry ICONS lead our board, driving disruptive and transformative changes in healthcare

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2024, the Company had revenues of $0 compared to the year ended December 31, 2023, when the Company had revenues of $5,621,391.

- *Assets*. As of December 31, 2024, the Company had total assets of $249,835, including $18,528 in cash. As of December 31, 2023, the Company had $183,269 in total assets, including $49,679 in cash.

- *Net Loss*. The Company has had net losses of $1,043,027 and net losses of $3,041,283 for the fiscal years ended December 31, 2024 and December 31, 2023, respectively.

- *Liabilities*. The Company's liabilities totaled $6,767,767 for the fiscal year ended December 31, 2024 and $9,696,450 for the fiscal year ended December 31, 2023.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

We are currently raising capital to begin our Phase 3 trials. We are currently working with multiple companies on non-dilutive regional licensing deals and expect to close at least one of these deals in the next 3-6 months. We are currently finalizing terms for a license that would cover our immediate needs for cash as well as cover our capital needs to complete our European Phase 3 trials. We will likely require additional financing in excess of any license deal in order to complete our US Phase 3 trial as well as trials in other indications. We continue to seek financing through investors as well as other license opportunities. Although

capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

WinSanTor, Inc. cash in hand is $3,084, as of March 2025. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $4,000/month, for an average burn rate of $4,000 per month. There have been no material changes in our operations or finances since the date that our financials cover. No, we are not yet profitable, which is typical for biotech companies before drug approval. We estimate needing $100M to achieve global approval, particularly in the U.S. However, we can reach profitability sooner by pursuing approvals outside the U.S. To accelerate this path, we are actively seeking regional funding partners and exploring non-traditional avenues to bring our product to patients as quickly as possible while driving revenue growth.

Beyond funds raised through Wefunder, we are currently actively engaging with strategic partners and investors to support our long-term funding needs. Additionally, we are also raising investments from institutional investors, as well as individuals affected by peripheral neuropathy and their networks. All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Stanley Kim, certify that:

I, Stanley Kim, certify that:

(1) the financial statements of WinSanTor, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of WinSanTor, Inc. included in this Form reflects accurately the information reported on the tax return for WinSanTor, Inc. filed for the most recently completed fiscal year.



Stanley Kim
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the “Proxy”). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors’ behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be

approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors

result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.winsantor.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Andrew Albertson
- Angela Hansen
- Stanley Kim
- Stanley Kim

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement
- SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Andrew Albertson

Angela Hansen

Stanley Kim

Stanley Kim

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

WinSanTor, Inc.

By

Stanley Kim

Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Stanley Kim

Founder
3/31/2025

Andrew Albertson

Treasurer
4/1/2025

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.